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                              July 11, 2023

       Guolin Tao
       Chief Executive Officer
       Entrepreneur Universe Bright Group
       Suite 907, Saigao City Plaza Building 2
       No. 170, Weiyang Road
       Xi   an, China

                                                        Re: Entrepreneur
Universe Bright Group
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 29,
2023
                                                            File No. 000-56305

       Dear Guolin Tao:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection, page 68

   1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section
104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C.
                                                        7214(i)(2)(A)) as
having retained, for the preparation of the audit report on your financial statements included in
the Form 10-K, a registered public accounting firm that has a branch or office that
is located in a foreign jurisdiction and that the Public Company
                                                        Accounting Oversight
Board had determined it is unable to inspect or investigate
                                                        completely because of a
position taken by an authority in the foreign jurisdiction. Please provide the
documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form
SPDSCL-HFCAA-GOV    or tell us why you are not required to do so.
                                                        Refer to the Staff
Statement on the Holding Foreign Companies Accountable Act and the
                                                        Consolidated
Appropriations Act, 2023, available on our website at

https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.
 Guolin Tao
Entrepreneur Universe Bright Group
July 11, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Gowetski at 202-551-3401 or Daniel Morris at 202-551-3314 if
you have any questions about the comment related to your status as a Commission-Identified
Issuer during your most recently completed fiscal year. Please contact Abe Friedman at 202-
551-8298 or Patrick Kuhn at 202-551-3308 with any other questions.



FirstName LastNameGuolin Tao                              Sincerely,
Comapany NameEntrepreneur Universe Bright Group
                                                          Division of
Corporation Finance
July 11, 2023 Page 2                                      Office of Trade &
Services
FirstName LastName